UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.   2   )*

                           GALLERY OF HISTORY, INC.
                           ------------------------
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                   ---------------------------------------
                        (Title of Class of Securities)

                                  027660 10 9
                                --------------
                                (CUSIP Number)

                             Janet S. McCloud, Esq.
           Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                     2121 Avenue of the Stars, 18th Floor
                             Los Angeles, CA  90067
                                 (310) 553-3000
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 25, 1998
                                 -------------
                 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No.027660 10 9                                         Page 2 of 5 Pages
______________________________________________________________________________

1.  	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Todd M. Axelrod
        S.S. ###-##-####
______________________________________________________________________________

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                              (b)  [*]
______________________________________________________________________________

3.  	SEC USE ONLY
______________________________________________________________________________

4.  	SOURCE OF FUNDS
	N/A
______________________________________________________________________________

5.  	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      [ ]
______________________________________________________________________________

6.  	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
______________________________________________________________________________

                7.  SOLE VOTING POWER
                        2,132,612 shares
NUMBER OF	______________________________________________________________
SHARES		8.  SHARED VOTING POWER
BENEFICIALLY 		-0- shares
OWNED BY        ______________________________________________________________
EACH            9.  SOLE DISPOSITIVE POWER
REPORTING               1,103,101 shares
PERSON          ______________________________________________________________
                10.  SHARED DISPOSITIVE POWER
                        -0- shares
______________________________________________________________________________

11.  	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	 	2,132,612  shares
______________________________________________________________________________

12.  	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                    [ ]
______________________________________________________________________________

13.  	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		66.47%
______________________________________________________________________________

14.   	TYPE OF REPORTING PERSON*
	IN

                                                             Page 3 of 5 Pages

	This Amendment No. 2 amends and supplements the Statement on Schedule 13D dated May 31, 1994 and Amendment No. 1 thereto dated December 22, 1994 (collectively, the "Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock"), of Gallery of History, Inc., a Nevada corporation (the "Company").




ITEM 4.     PURPOSE OF TRANSACTION


        Item 4 of the Schedule 13D is hereby amended to add the following:

        On June 25, 1998, Ruth and George Canvasser made a gift of 81,200 shares of the Common Stock of the Company to Mr. Axelrod.

	Except as otherwise described in the Schedule 13D, Mr. Axelrod has no plans or proposals which related to or would result in:

	(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

	(c)  A sale or transfer of a material amount of assets of the Company;

	(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the Board;

	(e) Any material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the Company business or corporate structure;

	(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

	(j)  Any action similar to any of those enumerated above.

                                                             Page 4 of 5 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

	Item 5 of the Schedule 13D is hereby amended to read as follows:

	(a)-(b). The following table sets forth information with respect to shares of Common Stock beneficially owned by Mr. Axelrod as of June 25, 1998.

    NAME                    Number of Shares(1)         Percent of Class(2)
---------------             -------------------         -------------------
Todd M. Axelrod                 2,132,612(3)                   66.47%

1. Based upon information contained in filings with the Securities and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days.

2. Based on 3,208,434 shares of Common Stock outstanding as of May 1, 1998, as stated on the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1998.

3. Includes 1,103,101 shares owned directly by Mr. Axelrod, as to which he has sole voting and dispositive power, and an aggregate of 1,029,511 shares with respect to which Mr. Axelrod has an irrevocable proxy, attached hereto as Exhibit "A" and herein by this reference.

	(c) On June 25, 1998, Ruth and George Canvasser gave 81,200 shares of Common Stock of the Company to Mr. Axelrod.

	(d) No person other than Mr. Axelrod has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,103,101 shares of Common Stock owned directly by him. Pamela Axelrod, Mr. Axelrod's wife, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of 1,029,511 shares of Common Stock owned of record by Ms. Axelrod, as to which she has granted an irrevocable proxy to Mr. Axelrod.

        (e)  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

	Items 3, 4 and 5 are incorporated herein by this reference. Other than as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Axelrod and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                                             Page 5 of 5 Pages


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Proxy Agreement dated December 22, 1994 between Pamela Axelrod and Todd M. Axelrod (incorporated by reference to Exhibit A to
                Amendment No. 1 to the Schedule 13D, dated December 22, 1994).
















                                   SIGNATURES


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /S/ Todd M. Axelrod
                                                 _____________________________
Date:  June 25, 1998                             Todd M. Axelrod